

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2019

Nancy Lipson
Executive Vice President and General Counsel
Newmont Goldcorp Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

      **Re: Newmont Goldcorp Corporation**
           **Registration Statement on Form S-4**
           **Filed June 28, 2019**
           **File No. 333-232446**

Dear Mr. Lipson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.


           Sincerely,

           Division of Corporation Finance
           Office of Beverages, Apparel and Mining

cc:    David M. Johansen